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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 2)
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN CYANAMID COMPANY
                           (Name of Subject Company)
                           AMERICAN CYANAMID COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE,
                  INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   025321100
                     (CUSIP Number of Class of Securities)

                           JOSEPH S. MCAULIFFE, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           AMERICAN CYANAMID COMPANY
                               ONE CYANAMID PLAZA
                            WAYNE, NEW JERSEY 07470
                                 (201) 831-2000
                                    COPY TO:
                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

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    This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated August 23, 1994, as amended, of American Cyanamid Company, a Maine corporation (the "Company"), with respect to the tender offer made by AC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of American Home Products Corporation, a Delaware corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $5.00 per share of the Company (the "Shares"), including the associated rights (the "Rights") to purchase shares of Series A Junior Participating Preferred Stock, par value $1.00 per share.



ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.



    Item 8 is amended and supplemented by adding thereto after the heading "Stockholder Litigation" the following:



    On September 13, 1994, plaintiffs presented to the Chancery Court an order to show cause why a temporary restraining order enjoining the Offer and the Merger should not be entered, among other relief. During a telephonic conference held on September 13, the Chancery Court declined to sign the order to show cause, and scheduled a hearing on plantiffs' application for preliminary injunctive relief for September 21, 1994. The Chancery court indicated during such telephonic conference that it intends to issue its ruling on the matter on the same date as the hearing.


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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          AMERICAN CYANAMID COMPANY

                                                 By:     /s/ JOSEPH S. MCAULIFFE
                                              ..................................

                                              Name: Joseph S. McAuliffe
                                             Title:  Vice President and General
                                              Counsel


Dated: September 14, 1994


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